BPO Management Services, Inc.
1290 N. Hancock Street, Suite 202
Anaheim, California 92807

November 21, 2008

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	BPO Management Services, Inc. (File No. 333-144570) Application for Withdrawal of Registration Statement on Form SB-2

Ladies and Gentlemen:

BPO Management Services, Inc. (the “Registrant”) previously filed the above-referenced registration statement on Form SB-2 on July 13, 2007 (the “Registration Statement”), and amendments to the Registration Statement were filed on November 29, 2007 and January 31, 2008. Pursuant to Rule 477, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the Registration Statement, together with all exhibits and amendments thereto, be withdrawn effective this date.

The Registrant no longer intends to proceed with a registered public re-sale offering of its securities at this time. The Registrant believes withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors. The Registrant represents that no securities have been sold pursuant to the Registration Statement.

Please provide a copy of the order granting withdrawal via facsimile to our counsel, Randolf W. Katz of Bryan Cave LLP, at (949) 223-7100.

If you have any questions, please contact Mr. Katz at (949) 223-7103.

Sincerely,
BPO Management Services, Inc.

By:	/s/ Donald W. Rutherford Donald W. Rutherford, Chief Financial Officer